CHEMBIO DIAGNOSTICS, INC.

April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chembio Diagnostics, Inc.
Registration Statement on S-1 File No. 333-267320

Ladies and Gentlemen:

This letter constitutes an application by Chembio Diagnostics, Inc., a public corporation organized under the laws of the State of Nevada (“CEMI”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting CEMI to withdraw its Registration Statement on Form S-1, including all exhibits and amendments thereto, that was initially filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2022 (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On February 14, 2023, Project Merci Merger Sub, Inc. (“Purchaser”), a wholly-owned indirect subsidiary of Biosynex SA (“Biosynex”), commenced a tender offer to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CEMI at a price of $0.45 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer”). The Offer expired at 6:00 P.M., New York City time, on April 26, 2023 (the “Offer Expiration Time”). The depositary and paying agent for the Offer has advised that as of the Offer Expiration Time, approximately 50.93% of the Shares were validly tendered. As a result, the minimum tender condition set forth in the Agreement and Plan of Merger by and between CEMI, Biosynex, and Purchaser (“Merger Agreement”) has been satisfied. As the minimum tender condition and each of the other offer conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Upon the granting of the Commission’s consent, please provide a copy of the order consenting to the withdrawal of the Registration Statement to CEMI’s counsel, James Hu of White & Case LLP at (212) 819-2505. If you have any questions regarding this application, please contact James Hu of White & Case LLP at (212) 819-2505. Thank you for your attention to this matter.

Very truly yours,

Chembio Diagnostics, Inc.

By: /s/ Larry Abensur
Name: Larry Abensur
Title: President

cc:  James Hu, White & Case LLP